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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


               [x] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                   SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


For the Fiscal Year Ended                              *Commission File Numbers
December 31, 1995                                      33-32103 and 33-49466
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                   ROBBINS & MYERS, INC. EMPLOYEE SAVINGS PLAN
                                 (Name of Plan)
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                              ROBBINS & MYERS, INC.
                              1400 Kettering Tower
                               Dayton, Ohio 45423
                                  (513)222-2610

(Name of Issuer of Security, held pursuant to Plan and address of its principal executive office)

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*The Plan is presently covered by two Registration Statements on Form S-8 and this Report relates to both Registration Statements.
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                              REQUIRED INFORMATION
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         The Robbins & Myers, Inc. Employee Savings Plan (the "Plan")
is subject to the Employee Retirement Income Security Act of 1974.

         ITEM 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Auditors thereon are being filed as Exhibit 99.1 to this Report:

         (a) Report of Independent Auditors.

         (b) Statement of Net Assets Available for Plan Benefits - December 31, 1995 and August 31, 1995;

         (c) Statement Changes in Assets Available for Plan Benefits - for the four months ended December 31, 1995 and the year ended August 31, 1995;

         (d) Notes to Financial Statements; and

         (e) Schedule of Transactions or Series of Transactions in Excess of 5 percent of the Current Value of Plan Assets for the year ended December 31, 1995.

         The consent of Independent Auditors to the incorporation by reference of the foregoing financial statements in the Registration Statements on Form S-8 (No. 33-32103 and No. 33-
49466) pertaining to the Plan is being filed as Exhibit 23.1 to this Report.


                                   SIGNATURES

         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Robbins & Myers, Inc. Employee Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                              ROBBINS & MYERS, INC. EMPLOYEE
                                              SAVINGS PLAN


                                              By /s/ George M. Walker
                                                 Name:  George M. Walker
                                                Title: Member, Corporate
                                                       Benefits Committee

                                     Dated:  June 28, 1996

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                                INDEX TO EXHIBITS
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         The following Exhibits are being filed with this Annual Report on Form
11-K:


Exhibit
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(23)              CONSENT OF EXPERTS AND COUNSEL

                  23.1 Consent of Ernst & Young LLP

(99)              ADDITIONAL EXHIBITS

                  99.1 Audited Financial Statements of
                  Robbins & Myers, Inc. Employee Savings
                  Plan for the four months ended December 31, 1995 and the year ended August 31, 1995



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